File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Clarkson.R **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	1918593		
Security designation	Common Shares		
Opening balance of securities held	1902154		
Date of transaction	2011-08-09		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities acquired	10000		
Unit price or exercise price	9.1500	Currency	Canadian Dollar
Closing balance of securities held	1912154	Insider's calculated balance	
Filing date/time	2011-08-09 16:44:03		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Insider: Clarkson.R **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	1918596		
Security designation	Common Shares		
Opening balance of securities held	1912154		
Date of transaction	2011-08-09		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities acquired	10000		
Unit price or exercise price	8.8000	Currency	Canadian Dollar